UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

OFFERING STATEMENT

OFFERING STATEMENT PURSUANT TO REGULATION CF OF THE SECURITIES ACT OF 1933

HOPE MULTIPLIED, LLC

(Name of Issuer)

Legal status of Issuer

Limited Liability Company	Oklahoma	May 19, 2025
(Form)	(Jurisdiction of Incorporation)	(Date of Organization)

10026A S Mingo Rd #120, Tulsa, OK 74133
(Physical Address of Issuer)

NickVTeam.com
(Website of Issuer)

Good Works Investments (a dba of Wevidit, Inc.)
(Name of Intermediary through which the offering will be conducted)

0001883789	007-00328	317216
(CIK # of Intermediary)	(SEC File # of Intermediary)	(CRD #of Intermediary)

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

> Five percent (5%) of the successful amount raised in cash, plus reimbursements for any out of- pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such interest: **NONE**

Proceeds Participation Rights	250,000	$1.00
(Type of Security Offered)	(Target Number of Securities Offered)	(Price Per Unit)

Target Offering Amount: $250,000

Oversubscriptions accepted: YES

Oversubscriptions will be Allocated: ____ Pro Rata basis ____X____ First-Come First Served Basis ____ Other/NA

Maximum Offering Amount (if different from target offering amount): $1,200,000

Deadline to reach the target offering amount: November 15th ("Target Date")

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 1

	2026 Fiscal Year To Date	2025 Year End
Total Assets	$88.47	$0
Cash & Equivalents	$88.47	$957
Accounts Receivable	$0	$0
Short-Term Debt	$288,712	$168,000
Long-Term Debt	$0	$0
Revenue/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-288,723.31	$-167,143

The jurisdictions in which the Issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ. NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, and outside of the US, where there is legitimate interest.

FORM C
OFFERING STATEMENT OF
HOPE MULTIPLIED LLC

INTRODUCTION AND OVERVIEW:

This Form C (including the cover page and all exhibits attached, hereto, the "Form C"), is being furnished by HOPE MULTIPLIED, LLC, an Oklahoma limited liability company (as used herein, "Issuer", "we", "us", "our", "our Company", "the Company", or "Hope Multiplied" and similar terms include HOPE MULTIPLIED, LLC, unless the context indicates otherwise) for the sole purpose of providing certain information about the Company as required pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201).

Hope Multiplied, LLC is a missional company undertaking the marketing and distribution efforts associated with the upcoming theatrical release of "NO LIMBS NO LIMITS: The NickV Story" (the "Film"). The Company will use crowd investment to fund the marketing of the Film, thereby inviting investors to become active participants in helping the Film reach the world, not merely passive sources of capital.

THE OFFERING:

The Company is offering up to $1,200,000 worth of contractual participation rights to the revenues received by the Company. The Company will generate revenue pursuant to its Marketing Services and Revenue Participation Agreement with He Calls We Run LLC ("HCWR"), which owns the rights to the Film. Importantly, investors are not sharing in the proceeds directly from the Film, but in the revenue received by Hope Multiplied, LLC for the marketing of the Film. The Company must receive investments in the amount of $250,000 prior to being able to accept any investor funds in this Offering. The minimum individual investment is $250 and the maximum individual investment is $100,000 which can be waived by Company.

OFFERING TERMS & TIMELINE:

The contractual participation rights entitle investors to receive, on a pro rata basis out of eligible revenue received by the Company, return of up to 120% of their invested principal, if sufficient film revenues are generated (the "Crowd Proceeds Participations" or "Proceeds Participations"). No distributions shall be made beyond such amount.

Anticipated Go-Live Date: March 9, 2026
Anticipated Theatrical Release Date: September 25, 2026
Anticipated Distributions Begin: No earlier than ninety (90) days following the theatrical release, subject to availability of Gross Receipts generated by HCWR and applicable waterfall provisions.

Due to the nature of the film distribution industry variables, there can be no assurance that distributions will begin on this timeline.

Proceeds Participations will be paid from Gross Receipts on a first-position basis with respect to profit participation. After customary third-party distribution fees, production debt allocations, and Issuer-Approved Marketing Costs are deducted, holders of Proceeds Participations will be

entitled to receive return of their invested principal and premium, prior to subsequent profit participation from distribution, and will be paid on a pro-rata basis.

For the Proceeds Participations, “Gross Receipts” means revenues actually received by the Company from the distribution and exploitation of the Film, net of standard off-the-top deductions, including exhibitor splits, distributor fees, sales agent commissions, and similar industry-standard fees, as further described in this Form C.

"Issuer-Approved Marketing Costs" means the full budget of costs to market, promote, and distribute the Film, approved by Hope Multiplied management. This includes all P&A expenditures, advanced marketing expenses (which have to date been funded by a loan of $197,500 by Nick Vujicic, and a priority loan of $20,000 from a third party), campaign management fees, and any other marketing or distribution costs incurred in connection with the Film's release — whether funded from offering proceeds or from film revenues. These costs are recouped in full before Gross Receipts are calculated.

THE MARKETING & REVENUE RIGHTS AGREEMENT

The Issuer, Hope Multiplied LLC, has entered into a Marketing Services and Revenue Participation Agreement (the "Agreement"), effective March 3, 2026, with He Calls We Run LLC ("HCWR"), a Texas LLC managed by Nick Vujicic that owns and controls the documentary film *No Limbs No Limits: The Nick V Story* (the "Film"). Under the Agreement, HCWR has granted the Issuer the right to raise capital through this Regulation Crowdfunding offering (and, if needed, a supplemental Regulation D offering) to fund the Film's production debt, marketing, and distribution campaign, and to manage investor repayment from Film revenues. The Agreement does not transfer any ownership or intellectual property interest in the Film to the Issuer or its investors, and does not create a partnership, joint venture, or employment relationship between the parties.

Beyond capital formation, the Issuer plays an active, hands-on role in leading the Film's go-to-market strategy. The Agreement authorizes Hope Multiplied to manage and execute the marketing and distribution campaign in its entirety with Management oversight — including advertising, publicity, and distribution partnerships — and to deploy all offering proceeds toward campaign management, marketing execution, and coordination with the vendors, agencies, and distribution partners engaged on the Film's behalf. HCWR is contractually obligated to provide the Issuer with access to Film assets, branding, and materials needed to carry out the campaign, and to collaborate in good faith with Hope Multiplied on release strategy, key messaging, and campaign timing — positioning the Issuer as the party directing the marketing effort rather than a passive funding conduit. The Issuer also bears ongoing oversight obligations, including quarterly reporting to HCWR and producers on funds deployed and campaign results, reinforcing its operational role in managing the campaign through to completion.

Film revenues are distributed pursuant to a contractual waterfall: after standard industry deductions (distributor fees, exhibitor splits, sales agent commissions, collection costs) and recoupment of Issuer-approved marketing and distribution costs, the resulting "Gross Receipts" are paid by HCWR to Hope Multiplied, 100% to investors, pro rata and pari passu, until they have received the full Recoupment Amount — the total funds raised plus a 20% premium.

HCWR has represented that it owns or controls all rights in the Film free of conflicting claims that would impair investors' first-position repayment rights, and investors are named third-party beneficiaries of the Agreement's revenue-distribution and reporting/audit provisions, giving them a direct enforcement right if the Issuer fails to pursue an uncured default by HCWR.

THE FILM

The Film is a completed feature-length documentary centered on the life, message, and global impact of "NickV". The creative vision of the Film is led by Nick Vujicic, whose work has reached global audiences across faith-based, educational, and humanitarian communities.

AUDIENCE VALIDATION AND MARKET REACH

The Film has been exhibited in extensive test screenings to more than 2,000 viewers. Across such screenings, the Film received an average "overall rating" of 9.5 out of 10 and an average "recommend to others" score of 9.7 out of 10. Nick Vujicic maintains an aggregate social media following of approximately 24 million individuals and growing, including a significant number of pastors, churches, and group organizers. **These metrics are provided for informational purposes only and may not correlate with actual revenue performance.**

PRODUCTION HISTORY

The Film was produced over a multi-year period, with production and post-production expenditures incurred more than three years prior to this offering up to now. Production capital was provided by production investors who brought the film to its current completed stage.

PURPOSE AND USE OF PROCEEDS

The Company has been engaged by the Film to lead the marketing efforts associated with the Film. As part of those efforts, the Company is raising funds in this Offering to fund "Issuer Approved Marketing Costs" including all distribution efforts intended to maximize audience reach and revenue. None of the proceeds of this offering will be used for production of the Film.

IMPORTANT:

The Crowd Proceeds Participations will be issued **in electronic form only** and will not be listed or quoted for trading on any securities exchange. The Crowd Proceeds Participations will generally not be transferable. Each investor must enter into a Proceeds Participation Agreement (the "Proceeds Participation Agreement") with the Company, which will govern all purchases of the Crowd Proceeds Participations the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Proceeds Participation Agreement, the terms of the Proceeds Participation Agreement shall prevail.

The Offering is being made through Good Works Investments (a dba of Wevidit, Inc.) (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Crowd Proceeds Participations. You will complete the purchase process through the Intermediary.

All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to

the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Crowd Proceeds Participations at any time for any reason.

The Issuer anticipates multiple closing on a rolling basis. The first anticipated is upon the minimum target offering being met and subsequent closings as necessary in the Issuer's sole discretion up to the max offering amount. The issuer anticipates subsequent closings at $100,000 thresholds after the initial closing but may initiate subsequent closings with less than the anticipated amount depending on factors at the time.

DISCLOSURES - REVIEW CAREFULLY:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. You should rely only on the information contained in this Form C.

We have not authorized anyone to provide you with information different from that contained in this Form C. Statements contained herein as to the content of any agreements or other document are summaries, and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our membership. This summary reflects HOPE MULTIPLIED, LLC's Articles of Organization and does not purport to be complete and is qualified in its entirety by the Articles of Organization and its Company Agreement. For a complete description of the Company's membership, you should refer to our Articles of Organization and its Company Agreement and applicable provisions of the Oklahoma General Corporation Act.

GENERAL

The Company is offering up to a maximum of $1,200,000 in aggregate of its contractual Proceeds Participation rights to be paid out of the Gross Receipts earned by the Company pursuant to its Marketing Services and Revenue Participation Agreement to promote the release of "NO LIMBS NO LIMITS: The Nick V Story" (the "Film"). The minimum subscription is two-hundred fifty dollars ($250.00). The maximum subscription amount will be set at one-hundred-thousand dollars ($100,000) but may be waived or changed, at any time, by the Company at its discretion. The Gross Receipts earned by HCWR and paid to the Company will be the only source of revenues from which the Crowd Proceeds Participations will receive payments from. The Crowd Proceeds Participations are not secured by the assets of the Company. The Crowd Proceeds Participations do not reflect an equity interest in the Company, and payment on the Crowd Proceeds Participations is controlled solely by the contractual provisions of that agreement.

COMPANY’S MANAGEMENT & APPROVED MARKETING COSTS

The Company is Manager-managed by Marc Harper, who oversees the Company's governance and is responsible for forming partnerships with distributors and marketing outlets to maximize the Film's success, subject to the joint approval of "Management" (the Film's Producers and Nick Vujicic). Nick Vujicic serves as the Company's Founding Member.

The Company management will decide to enter into approved strategic marketing agreements with third-party advertising partners and outlets (Defined as “Manager Approved Marketing Costs”) under which the advertising partner may provide advertising services prior to the offering’s close and be deducted as part of the marketing and distribution costs, or yet to be received funds raised in this offering before Crowd Proceeds Participations. The Company management may also decide, based on favorable critical success factors, to enter into approved Reg D fundraising agreements with accredited investors for additional marketing dollars for the greatest possible success of the movie.

CROWD PROCEEDS PARTICIPATION INTERESTS

The following is a summary of certain terms of the Crowd Proceeds Participations and is not intended to be a complete description. This summary is qualified in its entirety by the Proceeds Participation Agreement, attached as Exhibit A to this Offering Statement on Form C.

- **The Crowd Proceeds Participations represent an unsecured contractual obligation of the Company** to make payments from revenues earned by the Company pursuant to its Marketing Services and Revenue Participation Agreement with HCWR (the "Marketing Services Agreement"). The Marketing Services Agreement grants the Company the Tier 1 position with respect to payments out of the Gross Receipts received by HCWR, after the deduction of standard entertainment industry deductions (such as distributor fees, exhibitor splits, sales agent commissions, and collection costs) as well as repayment of approved marketing costs ("Revenue Deductions"). After the Revenue Deductions, HCWR will then compensate the Company with 100% of its Gross Proceeds until the Company has received 120% of the amount raised by the Company, which will be used towards marketing services under the Marketing Services Agreement. Payments from the Company to investors will be made pro-rata and pari passu among holders of the Crowd Proceeds Participations until holders of the Crowd Proceeds Participations have received up to one hundred twenty percent (120%) of their original purchase price. As of the date of this offering, HCWR has received a $500,000 investment from a third party in exchange for Class A equity in HCWR, which shares pari passu, pro rata Tier 1 priority alongside the Crowd Proceeds Participations; see Risk Factor 23 below.

Significant Event: Additional P&A Capital. Since the filing of the original Form C, He Calls We Run LLC ("HCWR") received a $500,000 investment from a third party in exchange for Class A equity in HCWR. HCWR used these funds to pay the Company the Advertising Revenue described above. This investment shares pari passu, pro rata Tier 1 priority in HCWR's revenue waterfall alongside the Crowd Proceeds Participations offered hereby.

- If the share of Gross Receipts received by the Company from the exploitation of the Film are insufficient to return invested capital, investors in the Crowd Proceeds Participations will be subject to a partial or total loss of principal.

- If the share of Gross Receipts exceed the total amount invested in this Offering but do not reach the threshold required to provide the full one hundred twenty percent (120%) return, holders of the Crowd Proceeds Participations will receive distributions on a pro-rata basis up to the amount of available Gross Receipts paid to the Company.

- The Crowd Proceeds Participations are not secured by any lien or security interest in the assets of the Company or the Film and are payable solely from Gross Receipts, if any.

- In the event of a dissolution or liquidation of the Company, holders of the Crowd Proceeds Participations shall have a first preference solely with respect to the amounts due to the Company out of the Gross Receipts derived from the Film, and shall not be entitled to distributions from any other assets of the Company or the Film.

- Payments to holders of the Crowd Proceeds Participations shall be made pro-rata and Pari passu among all holders of Crowd Proceeds Participations without preference among holders.

- Holders of the Crowd Proceeds Participations do not have voting rights and shall not be entitled to vote on matters submitted to the Company's members or managers.

Rights
The Crowd Proceeds Participations are not membership interests. Holders of Crowd Proceeds Participations will not have voting rights. Holders of Crowd Proceeds Participations will not have rights to any information or accounting of the affairs of the Company other than what is made public. Holders of Crowd Proceeds Participations will not have rights to inspect the books or records of the Company. Holders of Crowd Proceeds Participations will not have rights of a Member under the Oklahoma law, as amended from time to time, or the Company Agreement. The investors in this Offering, as holders of only unsecured Crowd Proceeds Participations, cannot, individually or as a group, remove the principal security holders or otherwise have control over the business of the Company. The rights of holders of the Crowd Proceeds Participations, will generally be senior to those of members of the Company in the event of dissolution.

The Crowd Proceeds Participations will generally not be transferable. Each investor must enter into a Proceeds Participation Agreement with the Company, which will govern all purchases of the Crowd Proceeds Participations the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Proceeds Participation Agreement, the terms of the Proceeds Participation Agreement shall prevail.

In accordance with the Proceeds Participation Agreement, the amendment and the modification of the rights and obligations of the Company and the rights of the holders under the Proceeds Participation Agreement and the Crowd Proceeds Participations may be made only with the consent of the holders of at least a majority of the aggregate principal of the Crowd Proceeds Participations at the time outstanding.

NO TRANSFERS & HOLDING PERIOD

One Year Holding Period
Securities purchased through this Regulation Crowdfunding offering are subject to a one-year holding period from the date of purchase, as required by SEC rules.

During this one-year period, investors generally may not transfer their securities unless the transfer is:

1. To the issuer of the securities (Hope Multiplied, LLC).
2. To an accredited investor*.
3. To a member of the purchaser's family or the equivalent, to a trust controlled by the purchaser, or in connection with the death or divorce of the purchaser or similar circumstances.
4. As part of an offering registered with the U.S. Securities and Exchange Commission.
   *The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

No Secondary Market

- There is currently no public market or secondary trading platform for these revenue participation rights.
- Investors should be prepared to hold their investment for an extended period and should not expect liquidity or immediate resale opportunities.

DESCRIPTION OF OUR BUSINESS

HOPE MULTIPLIED, LLC: Hope Multiplied, LLC was formed to lead the marketing, distribution strategy, and fundraising efforts behind the theatrical release of *No Limbs No Limits: The Nick V Story*, and to translate that effort into a model where the Company's investors are not passive capital, but active participants in the Film's success. Central to Hope Multiplied's strategy is the belief that the people who fund the Film's release are also best positioned to help drive audiences to it, through their own networks, communities, and platforms and the Company is structured to equip and encourage investors to take on that role.

In furtherance of this purpose, the Company entered into a Marketing Services and Revenue Participation Agreement with HCWR on March 3, 2026 (the "Marketing Services Agreement"). Pursuant to that agreement, the Company will raise funds in this offering under Regulation Crowdfunding, and use those funds toward marketing services for HCWR. In exchange, the Company will receive 120% of the value of the funds raised in this offering and used towards marketing expenses, in a Tier 1 position out of the Gross Proceeds generated by HCRW.

The Company is managed by Marc Harper, a veteran faith-based media marketer with three decades of experience who has played a key role in launching more than 25 theatrical releases generating over $250 million in global box office revenue, including *I Can Only Imagine*, *Soul Surfer*, *Fireproof*, and *The Pilgrim's Progress*. Hope Multiplied is responsible for raising the

capital needed to fund the Film's marketing and distribution budget, and for deploying those funds in coordination with He Calls We Run LLC, the Film's IP-holding company, and the Film's distribution and outreach partners, including Fathom Entertainment and Gloo/Outreach to maximize audience reach, drive ticket sales, and generate the Gross Receipts from which the Company is repaid.

ABOUT THE FILM - NO LIMBS NO LIMITS: The Nick V Story is an award-winning, extraordinary cinematic journey. The film reveals the full story of Nick Vujicic, a man born without arms and legs who has become a global voice for hope to over1 billion people in 87 countries, leading to over 1 million decisions to follow Jesus. With never-before seen footage, the film offers exclusive access into Nick's life, his struggles, triumphs, and unshakeable faith with powerful storytelling and stunning visuals. It's more than a documentary; it's a movement of hope and healing for a world in need. Nick is the ambassador (spokesperson) for his film.

OUR WHY: Now more than ever we need to remind people all over the world their life has purpose even when it seems impossible and that faith in Jesus Christ, hope, and love can overcome the deepest pain. This film is for every person who feels forgotten, unqualified, or broken.

ABOUT NICK VUJICIC: Nick has traveled to 87 countries, presenting on 3,500+ stages, to crowds as large as 800,000 people. He works with education ministries of various nations, live streaming his anti-bullying messaging to youth, and also developed the Attitude Is Altitude Curriculum, helping to enforce values and positive attitudes for Gen Z. Meeting 30+ Presidents, Prime Ministers, and Vice Presidents and at the same time addressing rescued human trafficked victims and orphans, Nick has a message of hope for everyone. International bestselling author, entrepreneur & investor, producer and actor, who today will open your heart and mind to reach higher. Nick has been seen on 60 Minutes, Oprah, Univision, TLC, Ted Talks, and has spoken for hundreds of corporations including some Fortune 500 companies. Nick Vujicic (phonetically it's pronounced "Vooyi-chich") brings with him a vast network of churches and schools globally interested in hosting licensed movie events with his film.

ABOUT OUR AWARD-WINNING AND HIGHLY EXPERIENCED FILM PRODUCERS:

Reserve Entertainment - Darren Moorman (Executive Producer) is an accomplished filmmaking veteran producing major studio projects with MGM, Lionsgate, Paramount Pictures, and Netflix, including Blue Miracle, Same Kind of Different as Me, SIGHT. Recent films include THE LAST RODEO ($8M Opening Week), the Heartland Film Festival winner GREEN AND GOLD and documentary, HELEN I BELIEVE where he teamed up with Chris Pratt.

Sypher Studios - Jason Pamer and Jens Jacob (Producers) have film projects with icons like Steph Curry and Jada Pinkett Smith, and award-winning talent like Laura Dern and Paul Walter Hauser. Their recent film AFTER DEATH became the highest-grossing faith-based documentary of all time, earning nearly $12 million in the box office.

The Company does not hold ownership of the intellectual property. Instead, it serves as a revenue conduit: raising marketing funds through a Regulation CF offering and deploying them to execute a comprehensive marketing strategy including:

Digital Ad Buys (Social, Video, Search)
Influencer Campaigns
Traditional Publicity (Press, Interviews, Media Kits)
Church and Faith Leader Engagement
Group Sales Activation (Schools, Churches, Organizations)

Hope Multiplied, LLC generates revenue in two distinct ways. First, the Company earns "Distribution Revenue" when its marketing efforts help generate revenue for the Film through ticket sales, streaming, international sales, licensing, and other distribution and exploitation channels. The Company is entitled to share in Distribution Revenue in first position, defined as "gross receipts after distributor fees" received by the IP-holding production company (He Calls We Run LLC), until the funds raised from the crowd are paid back with up to a 20% preferred return. Distribution Revenue is the sole source of funds used to repay investors' revenue participation rights.

Second, the Company earns "Advertising Revenue": He Calls We Run LLC pays Hope Multiplied for coordinating and executing the advertising, publicity, and promotional campaigns intended to drive ticket sales and Distribution Revenue. Hope Multiplied records these payments as Advertising Revenue and the related campaign costs as expenses. Advertising Revenue is distinct and separate from Distribution Revenue: it is not derived from, and does not draw on, reduce, or otherwise affect, the Gross Receipts waterfall or the Company's obligation to repay investors, which is funded solely by Distribution Revenue as described above. In performing these marketing services, the Company contracts directly with marketing vendors and remains obligated to pay them regardless of whether or when HCWR provides funding; the Company recognizes Advertising Revenue and the corresponding vendor costs on a dollar-for-dollar basis, without an offsetting margin.

Investors in this offering are purchasing non-equity, non-voting revenue participation rights, which entitle them to a share of gross revenues paid to the Company from Gross Receipts of the Film, subject to the applicable waterfall (See Exhibit E for diagram).

Current Distribution Agreement with Fathom Entertainment...
HCWR, as the IP-Production Holding Company, has entered into a theatrical distribution agreement with Fathom Entertainment and is currently evaluating multiple digital and home entertainment distribution offers. These agreements grant Fathom the right and license to distribute the Film and once they recover their defined costs/expenses and retain distribution fees for themselves, they will pay any remaining revenues to HCWR holding company who will pay the Company pursuant to the Marketing Services and Revenue Participation Agreement. The Company will be responsible to pay the Crowd Proceeds Participations out of the revenues received by the Company from the Marketing Services and Revenue Participation Agreement.

Theatrical/Fathom Distribution: September 25th - October 24th, 2026

Host Theater Financials: Gross receipts from Host Theater admissions to the Event, and any Encore if applicable (net of taxes, refunds and third-party handling charges) (Ticket Revenues') will be distributed as follows:

a. Host Theaters shall receive Twenty-Five Percent (25%) of Ticket Revenues for Events exhibited on weekdays and Thirty-Five Percent (35%) of Ticket Revenues for Events

exhibited on weekends (Friday, Saturday & Sunday) as a Facilities Fee (the Facilities Fee'). Host Theatres shall receive their payment of the Facilities Fee prior to any further distribution of Ticket Revenues to Fathom or Licensor.

b. Fathom and Licensor will split remaining Ticket Revenues on any tickets sold as follows: Fathom shall remit to HCWR 55% of Ticket Revenues (above $5 Million) and Fathom shall retain the remaining: 45% of Ticket Revenues. If Gross Ticket Revenues are less than $5 Million, Ticket Revenues are split 50/50.

c. DCP/DCDC Expense: Fathom will withhold the DCP Expense of approx. thirty-five dollars ($35 USD) per Host Theater location from Licensor's share of Ticket Revenues. The Parties acknowledge and agree that DCP Expense will be payable regardless of the number of tickets sold. For clarity, even if not enough or no tickets are sold for the Event, Licensor will pay the DCP Expense.

EKKL Digital Home Entertainment Partnership: Anticipated start November 11th

eKKL Entertainment shall exploit all downstream distribution and international distribution in exchange for a limited, exclusive window for their streaming platform. Started by Michael Scott (founder of Pureflix) in partnership with Willie Robertson and family, this is a new and formidable media partner in the industry.

NOTE: Distribution partnerships could change by Management Approval for the greatest possible distribution of the film.

Hope Multiplied Marketing Agreement with Gloo/Outreach
Hope Multiplied, LLC is responsible for the management and application of marketing or "P&A" costs-including the deployment of funds garnered through this offering. We have engaged Gloo/Outreach as a marketing partner. Repayment of approved third-party advertising costs from marketing proceeds occurs prior to crowd participation distributions.

LEGAL PROCEEDINGS:
The Company is not aware of any pending litigation against the Company. The Company has been made aware that affiliates of the Company have received a demand letter regarding certain rights to the Film. Our affiliate believes the claim is without merit and intends to release the Film on the currently planned schedule.

In the event the claim was to succeed on its merits it would not prevent distribution or release of the Film as the only remedy would be a profit participation in the revenue waterfall and a distribution of any profit participation would only come from what would be deemed Producer's net profits which would be after recoupment of any investment monies.

The company has not been subject to any bankruptcy, receivership, or similar legal actions, and no regulatory investigations or enforcement actions are currently active or anticipated.

TAX STATUS:
Hope Multiplied, LLC is a newly formed limited liability company organized in Oklahoma on May 19, 2025. For federal tax purposes, the company has elected to be treated as an LLC.

The company has not yet filed a tax return, as it is in its initial formation and fundraising phase.

No federal, state, or local taxes are currently due.

The company expects to incur standard corporate tax obligations on any net income not distributed pursuant to its revenue participation commitments.

All revenue participation distributions to investors under this Regulation CF offering will be reported in accordance with applicable tax laws, and the company will provide investors with appropriate documentation (e.g., 1099-MISC or 1099-NEC) as required.

GOVERNMENTAL/REGULATORY APPROVAL AND COMPLIANCE:
The Issuer is not required to obtain any additional governmental or regulatory approvals in connection with this Offering, other than compliance with applicable securities laws, including Regulation Crowdfunding and related regulatory requirements.

MANAGEMENT'S DISCUSSION ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company has a limited operating history. The purpose of our company is tied to the forthcoming theatrical release of the NO LIMBS NO LIMITS Film, as outlined in our offering above. Notably, the Crowd Proceeds Participations are structured to prioritize investor returns, with repayments set to begin following the Company generating revenue, which is anticipated to first occur in Q4 2026.

As investors are positioned to receive payments from the initial proceeds, the success of the Film at the Box Office directly influences the timeline and extent of investor returns. Consequently, while traditional financial statements provide an overview of the company's fiscal health, they do not entirely capture the specific risks and potential rewards associated with this offering. Investors' returns are primarily contingent upon the Film's market reception, underscoring the essentiality of its success for the realization of the offering's objectives. As a result, our operational strategies and financial analysis are completely focused on maximizing the Film's success to ensure we meet our obligations to investors as delineated in the Proceeds Participation Agreement.

Financial Information

There were no Financial Statements for the Company at the point when the offering first went live. Since that time, Hope Multiplied completed its fiscal year ended May 31, 2026. The Company's financial statements for that fiscal year have been audited, and the audited financial statements are posted along with this Amended Form C as Exhibit D.

Results of Operations

Revenues

As of May 31, 2026, the Company has not realized any proceeds from operations yet, funds raised for advanced marketing have been used in accordance with the goals of the Company.

Operating Expenses

The Company's expenses in 2026 will be entirely attributable to the costs of marketing the film distribution and managing Hope Multiplied LLC fundraising efforts.

Liquidity and Capital Resources

The Company's cash and cash equivalents are currently less than $1,000.

Given the dynamic nature of film marketing, the Company may soon need to raise additional capital for P&A ("Prints & Advertising" is an industry term for the marketing budget) activities. The success of the initial fundraising and subsequent P&A efforts will be crucial for the Film's market penetration and revenue generation, ultimately impacting the company's liquidity position and capital resources in the future.

Indebtedness

As of the date of this filing, the Company has outstanding indebtedness related to marketing and promotional expenses advanced on behalf of the documentary film *No Limbs No Limits: The Nick Vujicic Story*. These expenses were initially funded by Company principals and third-party service providers in advance of this offering and are expected to be repaid from the proceeds of this offering or other future financing. This indebtedness consists of: (i) a $197,500 advance payable to Attitude is Altitude, a company owned and operated by Nick Vujicic, of which $190,500 was outstanding as of May 31, 2026 (as reflected in the Company's audited financial statements, Exhibit D), and an additional $7,000 was advanced by Mr. Vujicic and applied to Company marketing expenses in July 2026. On August 18, 2026, the Company paid $75,000 toward this advance using proceeds from Advertising Revenue received from HCWR, reducing the outstanding balance to $122,500; and (ii) a $20,000 priority loan from a third party who is not a related party to the Company. This loan, together with $631.23 in accrued interest ($20,631.23 total), was paid in full by the Company on August 19, 2026, using proceeds from Advertising Revenue received from HCWR, and is no longer outstanding. In addition to the foregoing, as of the date of this filing the Company had $78,100 in accounts payable to public relations, marketing, and management service providers, incurred but not yet paid as of May 31, 2026, of which $69,000 has since been paid, between August 18, 2026 and September 2, 2026, using proceeds from Advertising Revenue received from HCWR; the original $78,100 balance is no longer outstanding. Separately, in the ordinary course of continuing operations, the Company has incurred additional accounts payable to marketing and service providers since May 31, 2026. As of September 9, 2026, this amount was $53,087.50, which the Company intends to pay from the proceeds of this offering or ongoing operations; because the Company continues to incur ordinary marketing and operating expenses, this figure will differ from the amount outstanding at other points in time, including the date of this filing. Total Company indebtedness as of September 11, 2026, consisting of the $122,500 remaining balance payable to Attitude is Altitude and $53,087.50 in current accounts payable, is $175,587.50.

All of the foregoing amounts constitute Issuer-Approved Marketing Costs under the Marketing Services and Revenue Participation Agreement and, as such, will be recouped from Film revenue before Gross Receipts are calculated, meaning this indebtedness is repaid ahead of, and independent of, the Revenue Waterfall's Tier 1 distributions to Reg CF investors. The Company intends to fund its marketing activities, including repayment of this existing indebtedness, primarily through the proceeds of this offering, and may also enter into additional prepaid marketing or advertising arrangements, including in connection with conference and promotional appearances, as part of Issuer-Approved Marketing Costs.

Plan of Operations for the Next 12 Months

Material Changes or Trends Subsequent to the Period Covered by the Financial Statements

Since the date of the Issuer's financial statements, the Issuer executed the Marketing Services and Revenue Participation Agreement with He Calls We Run LLC ("HCWR") on March 3, 2026, and commenced this Regulation Crowdfunding offering and continuing Marketing operations. The Issuer also begun planning for a theatrical release of the Film on September 25, 2026, to be followed by church movie events beginning October 26, 2026, and a premium video-on-demand ("PVOD") home entertainment release on November 11, 2026. On August 19, 2026, the Company paid in full the priority $20,000 third party loan, together with $631.23 in accrued interest, using proceeds from Advertising Revenue received from HCWR; this loan is no longer outstanding, as reflected in the Indebtedness section above. On August 18, 2026, the Company paid $75,000 toward the advance payable to Attitude is Altitude, also using proceeds from Advertising Revenue received from HCWR, reducing the outstanding balance from $197,500 to $122,500, as reflected in the Indebtedness section above. Between August 18, 2026 and September 2, 2026, the Company paid the remaining $9,100 of the $78,100 in accounts payable outstanding as of May 31, 2026, resolving that balance in full; the Company has since incurred additional accounts payable in the ordinary course of continuing operations, as further detailed in the Indebtedness section above. As of the date of this offering, management is not aware of any other material changes in the Issuer's financial condition or results of operations other than those described in this Form C.

Financial Milestones

Over the next 12 months, the Issuer intends to use offering proceeds to reach the following milestones:

- Fund P&A (prints and advertising) spend and campaign management for the Film's marketing and distribution effort
- Reimburse the remaining $122,500 balance of the $197,500 in marketing costs advanced by Nick Vujicic ($75,000 of which was repaid in August 2026), as contemplated in the Marketing Services and Revenue Participation Agreement
- Execute distribution partnerships ahead of the Film's theatrical release on September 25, 2026
- Support the rollout of church movie events beginning October 26, 2026
- Support the Film's PVOD/home entertainment release on November 11, 2026
- Begin receiving Gross Receipts and commence Tier 1 investor repayment distributions, which management anticipates will begin in January 2027

Going Concern

While there may be some doubt about the Company's ability to continue as a going concern absent additional financing, management notes the following development regarding a previously asserted claim against the Company. Under the Company's prior offering structure, the first $1,000,000 of proceeds was to be allocated to repayment of Production Debt associated with the Film's production and acquisition costs. Pursuant to a Release Letter effective July 24, 2026, executed by Reserve Entertainment Studios, Sypher, Nick The Doc LLC, and He Calls We

Run LLC ("HCWR"), the Company's affiliate, the Company has been fully released from any responsibility or liability, financial or otherwise, for the Production Debt — a liability the Company has maintained it never owed. This release eliminates Production Debt as a contemplated use of proceeds for this offering. It does not represent new capital, improved liquidity, or debt actually repaid; no cash was received by or passed through the Company in connection with this matter, and the release does not otherwise change the Company's cash position. The underlying Production Debt remains outstanding, in restructured form, at the HCWR level; the restructuring of that debt among HCWR and the Film's prior owners is a matter internal to those parties and outside the Company's control. The Company's own position is limited to, and fully supported by, its release from liability as described above.

The Company's remaining exposure reflects its lack of independent revenue-generating operations apart from the Film marketing and distribution campaign described in this Form C, its negative operating cash flow, and its dependence on outside financing — including the proceeds of this offering, the Company's planned supplemental Regulation D offering, and continued support from its affiliates — to fund operations over the next 12 months, as further described below. The Company does not expect to begin receiving Gross Receipts from the Film until approximately January 2027, and does not anticipate accumulating significant retained cash reserves prior to that time.

Subsequent to fiscal year-end, the Company's total indebtedness was substantially reduced — from $288,712 FYE 2026 to $122,500 — through repayment in full of the $20K Third Party note and substantially all accounts payable outstanding as of May 31, 2026, together with a $75,000 payment applied to the Attitude Is Altitude advance, each as described in the Indebtedness section above and the subsequent events disclosure. Separately, in the ordinary course of continuing operations, the Company has incurred additional accounts payable since May 31, 2026, which as of September 11, 2026 totaled $53,087.50, bringing total Company indebtedness to $175,587.50 as of that date, as further described in the Indebtedness section above. This reduction was not the result of independent Company revenue, operations, or offering proceeds; it was funded entirely by the $500,000 in Advertising Revenue HCWR paid to the Company, at HCWR's discretion, as described in the Business Model section and Risk Factor 24. The Company's structural dependence on HCWR's continued, discretionary support has not changed as a result of this reduction — if anything, it illustrates the extent of that dependence, since the Company's ability to reduce its liabilities was itself contingent on a payment HCWR was under no obligation to make. The order in which these obligations were repaid — the $20K 3rd third-party loan and accounts payable in full, ahead of further reduction of the Attitude Is Altitude advance, is consistent with the terms of the Attitude Is Altitude Promissory Note, under which other Company payables are repaid ahead of that advance.

Management believes these remaining risks may be further mitigated by the Company's minimum offering target of $250,000, the ongoing He Calls We Run Regulation D raise, and continued marketing cost support from Nick Vujicic / Attitude Is Altitude, LLC, formalized in a Promissory Note dated July 28, 2026 under which advances may be made up to $250,000 outstanding at any time. However, there is no assurance that the Company will raise sufficient funds through this offering or the supplemental offering, that Gross Receipts will be realized in the amounts or timeframe anticipated, or that anticipated affiliate support will materialize as

expected. Accordingly, no adjustments have been made to the Company's financial statements that might result from the outcome of this uncertainty.

Operational, Liquidity, and Other Challenges

The Issuer's principal source of liquidity for the next 12 months is expected to be the proceeds of this offering. The Issuer is seeking to raise a minimum of $250,000 and a maximum of $1,200,000 in this Regulation Crowdfunding offering. In addition to these proceeds, the Issuer intends to pursue a supplemental Regulation D offering, as contemplated by the Marketing Services and Revenue Participation Agreement, as an additional source of marketing capital. Proceeds from both offerings are intended to be used exclusively for marketing, distribution, and related campaign management costs authorized under the Agreement with HCWR.

Receipt of the offering proceeds is necessary to the viability of the Issuer's business plan. Because the Issuer's sole function is to fund and manage the marketing and distribution campaign for the Film and to administer investor repayment from Film Gross Receipts, the Issuer has no independent revenue-generating operations apart from this campaign. If the Issuer raises less than the maximum offering amount, management intends to prioritize spend against the September 25, 2026 theatrical release and subsequent church event and PVOD windows, and may scale back the breadth of the marketing campaign or rely more heavily on the planned Regulation D raise to fund the remaining budget. If the Issuer fails to raise the $250,000 minimum, it will not be able to proceed with the campaign as planned and may need to significantly curtail or delay marketing activities.

The Issuer anticipates deploying available cash on a rolling basis as campaign expenditures are incurred between the closing of this offering and the Film's release windows in September, October, and November 2026. The Film's theatrical release will be distributed through Fathom Events, which typically reports and remits box office revenue on a 60–90 day cycle following release. Accordingly, management anticipates that Gross Receipts will begin flowing to the Issuer starting in January 2027, following the September 25, 2026 theatrical release and the subsequent church event and PVOD release windows, and after industry deductions and Issuer-Approved Marketing Costs are recouped. As a result, the Issuer expects limited liquidity of its own during the campaign period and does not anticipate accumulating significant retained cash reserves prior to that time.

COMPETITION:

The competitive landscape for film distribution is significant. Independent theatrical releases like NO LIMBS NO LIMITS release right alongside other major studio blockbusters, other independent faith-based films and an increasing number of media outlets, home entertainment and studios spending billions of dollars for brand recognition.

In addition to direct competitors in film and television, the market faces indirect competition from other forms of entertainment such as video games, social media, and short-form content platforms — all of which vie for the same discretionary time and attention of the target audience.

NO LIMBS NO LIMITS distinguishes itself in this environment through its hope-driven, inspirational narrative aimed at families, schools, and faith communities, segments often underserved by mainstream media. The film's release strategy leverages Nick's wide awareness and interest with top distribution and marketing partners like Fathom Entertainment, Gloo/Outreach and Home Entertainment partners to leverage built-in audiences and grassroots engagement rather than mass-market saturation.

ABOUT OUR MARKETING & DISTRIBUTION TEAM:

HOPE MULTIPLIED Hope Multiplied, LLC leads the marketing, distribution strategy, and fundraising efforts behind the theatrical release of No Limbs No Limits: The Nick V Story. The Company is managed by Marc Harper, a veteran faith-based media marketer with three decades of experience who has played a key role in launching more than 25 theatrical releases generating over $250 million in global box office revenue, including I Can Only Imagine, Soul Surfer, Fireproof, and The Pilgrim's Progress. Hope Multiplied is responsible for raising the capital needed to fund the Film's marketing and distribution budget and for deploying those funds, in coordination with He Calls We Run LLC and distribution partners including Fathom Entertainment and Gloo/Outreach, to maximize audience reach and generate the Gross Receipts from which the Company is repaid.

GLOO is the leading technology platform dedicated to empowering church leaders and faith-based organizations with data-driven tools to reach, engage, and serve their communities. With a nationwide network of over 250,000 church leaders, Gloo provides access to cutting-edge analytics, digital outreach campaigns, and behavioral insights that help ministries grow and mobilize their congregations. Known for launching high-impact national initiatives, including campaigns on mental health, outreach to seekers, and church reengagement, Gloo is the go-to partner for values-driven media campaigns seeking real-world impact within the faith ecosystem.

OUTREACH (a subsidiary of Gloo) is the most trusted name in church communication and event mobilization, serving over 100,000 churches across America with marketing tools, media resources, and campaign strategy. For 20+ years, Outreach has powered the promotional efforts behind the biggest names in faith-based films, including The Passion of the Christ, The Chronicles of Narnia, Fireproof, & I Can Only Imagine. From turnkey church kits to direct mail and digital advertising, Outreach equips ministries to connect with their communities and activate attendance through proven systems and wide-scale engagement.

FATHOM ENTERTAINMENT is the industry leader in event-based theatrical distribution, specializing in limited-time, high-impact film releases. With access to over 1,500 theaters nationwide, Fathom creates shared cinematic experiences around faith-based, inspirational, and culturally significant media. Their track record includes top-performing event releases like The Chosen, The Blind, The Jesus Music, After Death, and The Case for Christ. Fathom combines strategic release windows, targeted outreach, and strong exhibitor relationships to deliver theatrical results that resonate.

eKKL ENTERTAINMENT is a newly launched independent distribution company, based in Los Angeles, dedicated to bringing audience-friendly, values-driven films to theaters nationwide. The

company was founded by producer Michael Scott, whose prior work in inspirational cinema has generated more than $200 million at the box office. eKKL Entertainment has partnered with the Film to expand its theatrical release and help bring No Limbs No Limits: The NickV Story to a wider national audience alongside Fathom Entertainment. eKKL Entertainment and Michael Scott are not related parties to the Company, HCWR, or any of their respective principals; neither holds any ownership interest in Hope Multiplied, LLC or He Calls We Run, LLC, and neither is a family member of any Company or HCWR principal.

GOOD WORKS INVESTMENTS is an SEC-registered, FINRA-regulated crowdfunding platform that empowers everyday people to invest in high-impact media, businesses, and ventures aligned with faith, family, and freedom. Through equity and revenue participation offerings, Good Works connects mission-driven creators with a passionate community of supporters eager to make a difference—and a return. With a commitment to transparency, excellence, and values-based investing, Good Works is where conviction meets capital.

OWNERSHIP & CAPITAL STRUCTURE

Legal Structure
Hope Multiplied, LLC is an Oklahoma limited liability company formed on May 19, 2025.

Ownership
As of the date of this offering: Marc Harper and Nick Vujicic are the sole and founding members and managers of Hope Multiplied, LLC and hold 100% of the membership interest. No other individuals or entities hold equity or voting rights.

Capitalization
The issuer has issued membership interests to its founders but has no preferred equity, options, warrants, or convertible securities outstanding. This offering does not involve the sale of equity securities. The securities offered to investors are contractual revenue participation rights and do not represent equity ownership in the issuer.

Offering Structure
This Regulation CF offering consists entirely of non-equity, non-voting revenue participation rights, priced at $1 per unit. These rights:
Do not confer ownership or voting power.
Are not convertible into equity or other forms of securities.
Provide a right to share in the revenue distribution waterfall, as outlined in the "Terms of the Offering."

MANAGEMENT AND STAKEHOLDER:

Marc Harper	Manager	Ownership: 65%	Location: Oklahoma
Nick Vujicic	Founding Member	Ownership 35%	Location: Dallas

BIO:

Marc Harper - Manager, Hope Multiplied LLC
Founder & 'Chief Star Thrower' (CEO) Starfish Stories
Board of Directors, ICVM

Marc Harper is a trailblazer and leading voice in faith-based media marketing. With three decades of experience helping films succeed both in theaters and in communities. He has played a key role in launching 25+ theatrical releases, generating more than $250 million in global box office revenue. His work includes beloved titles such as *I Can Only Imagine*, *Soul Surfer*, *Fireproof*, *End of the Spear*, and *The Pilgrim's Progress*. NO LIMBS NO LIMITS is the first global release under contract for NickV Productions.

Marc specializes in high-impact outreach strategies that mobilize grassroots audiences and churches at scale. He has built campaigns that activated over 50,000 churches and nonprofits and he helped pioneer and develop a non-theatrical distribution division that produced $7 million in sales in just four years.

As founder of Starfish Stories, Marc leads a creative venture dedicated to media that restores families and promotes foster care and adoption.

Marc has served as VP & Director of Special Projects at RevelationMedia, where he helped lead the global rollout of *The Pilgrim's Progress* and is now advancing the iBIBLE, the world's first visual and interactive Bible. His work included partnership development, theatrical releases, and international expansion.

Marc and his wife, Ceitci, support a humanitarian mission in Bulgaria, reaching 1,500 vulnerable children in 25 locations, while equipping 700+ churches with faith-based media resources. He has 3 adult kids, 2 bonus kids and he became a grandfather in 2025.

From theaters to mission fields, Marc Harper is uniquely equipped to build audiences, drive ROI, and multiply the impact of faith-based storytelling.

Compensation
Hope Multiplied, LLC will pay a monthly consulting fee of $7,500 until home entertainment release (November 2026) paid from the proceeds of this Reg CF raise to Marc Harper (dba Starfish Stories) for his role in strategy, oversight, and execution of the marketing campaign for No Limbs No Limits.

Related-Party Disclosures

1. Marc Harper's consulting relationship is considered a related-party transaction and is disclosed as a risk factor. Marc is a minority member of the related entity, He Calls We Run LLC, which owns the film IP, and as mentioned above, entered into a Marketing Services and Revenue Participation Agreement with HCWR for the purpose of raising marketing funds for the launch of the film, and managing marketing strategies and partnerships, deploying those funds for the greatest possible distribution revenue.

2. While Nick Vujicic is not manager of Hope Multiplied, he is a founding member and principal in the related entity, He Calls We Run, LLC, which owns the film IP. Nick and his partners will receive proceeds from the marketing efforts of the Hope Multiplied LLC as promoters of the No Limbs No Limits film. Nick has advanced over $197K of marketing expenses to help launch the film effectively and this amount is to be repaid from the funds raised in this offering.

INTERMEDIARY AND PAYMENT PROCESS:

Regulation Crowdfunding Intermediary
This offering is being conducted through a FINRA-member funding portal:
Intermediary Name: Good Works Investments (a dba of WeVidit, Inc.)
Website: https://invest.goodworkshub.com

WeVidit, Inc. is a registered intermediary with the SEC and a member of FINRA, operating in compliance with Regulation Crowdfunding.
Hope Multiplied, LLC has engaged Good Works Investments to facilitate this offering and facilitate investor participation.

Payment Processing & Investment Commitments
Investor funds will be processed through a third-party escrow provider associated with the intermediary. Funds will only be released to Hope Multiplied, LLC if the minimum funding goal of $250,000 is met. If the minimum target is not reached during the offering period, investor commitments will be canceled and refunded in full.

Intermediary Fees
Good Works Investments will receive a 5% success fee on all funds raised through the platform. This fee is paid by Hope Multiplied, LLC upon successful closing of the offering and is accounted for in the Use of Proceeds section.

RISK FACTORS

Investing in No Limbs No Limits: The Nick V Story through Hope Multiplied, LLC involves significant risks. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration for Reg CF Crowdfunding; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the securities offered hereby involves a high degree of risk. You should carefully consider the following risk factors, together with all other information in this Form C, before making an investment decision. Any of the risks described below, individually or in combination, could result in the partial or total loss of your investment. This offering is speculative, and you should not invest unless you can afford to lose your entire investment.

Risks Related to the Film Industry and This Specific Film

1. Speculative Investment; No Guarantee of Return. There is no assurance that the Film will generate revenue sufficient to repay investors any portion of their investment. Revenue projections used in connection with this offering are good-faith estimates based on the performance of comparable faith-based theatrical releases, but actual results for any individual film vary widely and unpredictably, and past performance of comparable titles is not a reliable predictor of this Film's results. It is possible that investors could receive little or no return of principal.

2. Box Office and Market Performance Risk. Theatrical success depends on numerous factors outside the Company's and HCWR's control, including release-date competition from other films, national and local news cycles, weather, general economic conditions, theater availability and screen counts, critical and word-of-mouth reception, and broader shifts in audience media consumption away from theatrical exhibition. The faith-based film market in particular is niche and dependent on church, ministry, and community-organization mobilization; a weaker-than-expected response from that audience base would disproportionately affect this Film's results relative to a wide-release commercial film. If the theatrical release underperforms, every subsequent revenue window (church events, PVOD, streaming, and library value) is also likely to underperform, since these windows are typically driven by theatrical momentum and marketing spend already committed.

3. Dependence on a Single Distribution Partner (Fathom Events). The Company's revenue timeline assumes theatrical distribution through Fathom Events and a related 60–90 day reporting and remittance cycle. The Company does not control Fathom's reporting practices, theater-count decisions, or payment timing, and any delay, dispute, or change in that relationship could delay or reduce the revenue the Company is counting on to begin investor repayment in

January 2027. The Company has not diversified across multiple theatrical distributors and is therefore concentrated in this single distribution relationship.

4. Uncertainty of the Church Movie Event and PVOD Windows. The October 26, 2026 church event window and the November 11, 2026 PVOD release are additional distribution channels for this specific Film. Church event attendance depends on grassroots mobilization by pastors, ministries, and community organizers that the Company does not control and cannot guarantee. PVOD performance depends on continued consumer interest following the theatrical and church windows and is highly sensitive to how much residual marketing momentum and audience awareness remain by that point.

5. Marketing Campaign May Not Succeed Even If Fully Executed. Even if the Issuer deploys 100% of the offering proceeds exactly as planned and on schedule, there is no guarantee the marketing campaign will translate into ticket sales, event bookings, or PVOD transactions sufficient to generate Gross Receipts. Marketing effectiveness in the film industry is inherently uncertain, and a well-executed campaign can still fail to move an underlying audience that does not materialize.

6. Marketing and Distribution Costs May Exceed Budget. Under the Revenue Waterfall, all Issuer-Approved Marketing Costs are recouped from Film revenue *before* Gross Receipts (the investor repayment pool) are calculated. If actual marketing, publicity, or distribution costs run higher than budgeted — whether due to cost overruns, additional spend needed to respond to underperformance, or unanticipated campaign expenses — the amount recouped by marketing costs increases and the amount available as Gross Receipts to repay investors correspondingly decreases, even if total Film revenue is unchanged. Investors bear this risk directly, since marketing cost recoupment sits ahead of investor repayment in priority.

7. What Happens If the Film Earns Less Than Expected. If Film revenue is insufficient to fully recoup the Recoupment Amount, HCWR's obligation under the Agreement is to continue prioritizing all future Gross Receipts to Hope Multiplied until the Recoupment Amount is paid in full — but this obligation is only as good as HCWR's ability to generate future Gross Receipts. If the Film's commercial life effectively ends (e.g., after the theatrical, church, and PVOD windows close) without generating enough revenue, there may be no further meaningful source of Gross Receipts from which to pay investors, and investors could lose some or all of their principal and the entire 20% Recoupment Premium. There is no guarantee of a "second life" for the Film in streaming, television, or foreign markets sufficient to make investors whole.

8. No Ownership Interest in the Film or Its Intellectual Property. Hope Multiplied does not own, and this offering does not confer on investors, any ownership interest in the Film, its copyright, or any other intellectual property. Investor returns are entirely contractual and derivative — tied to HCWR's Gross Receipts and HCWR's performance of its payment obligations under the Agreement — not to any direct or ongoing royalty, licensing, or backend ownership interest in the Film itself. If HCWR were to sell, license, or otherwise dispose of the Film's underlying rights, investors would have no independent claim against the Film or its new owner except as against HCWR under the Agreement.

Risks Related to Key Individuals

9. Dependence on Nick Vujicic's Public Engagement and Brand. The marketing campaign's reach and effectiveness depend heavily on Nick Vujicic's continued public visibility, health, availability, and willingness to actively promote the Film. If Mr. Vujicic is unable or unwilling to continue his level of public engagement — for any reason, including health, personal circumstances, or shifting priorities — the campaign's effectiveness, and therefore the Film's revenue potential, could be materially and adversely affected.

10. Public Controversy Risk. Mr. Vujicic is a public Christian ministry figure, and in recent years there has been public controversy associated with his religious beliefs and his public positions on socially and politically sensitive topics. Such controversy, whether pre-existing or arising during the marketing campaign or release window, could alienate portions of the target audience, generate negative press or social media attention, reduce distributor or theater willingness to support the release, or otherwise depress ticket sales, event bookings, or PVOD performance — outcomes the Company cannot predict or control, and which could occur at any time before or during the campaign.

Risks Related to the Company (Hope Multiplied)

11. New Entity, No Entity Operating History. Hope Multiplied LLC is a newly formed entity with no prior operating history, no track record as an entity managing a film marketing campaign or investor repayment process of this kind, and no history from which investors can evaluate management's execution ability. Aside from Management experience, there is no assurance that management will successfully execute the marketing plan, manage Funds appropriately, or administer the Revenue Waterfall and investor reporting obligations as described in this Form C.

12. Reliance on HCWR's Cooperation and Performance. The Company's ability to fulfill its obligations to investors depends substantially on HCWR's continued cooperation — including providing accurate Gross Receipts reporting, timely remittance of Tier 1 payments, and access to Film assets and distributor statements. HCWR is a separate company controlled by Nick Vujicic, and the Company has limited practical ability to compel HCWR's performance short of the audit rights, default remedies, and (for investors directly) third-party beneficiary enforcement rights described in the Agreement — each of which involves cost, delay, and uncertainty of outcome, particularly given that formal dispute resolution proceeds through mediation and arbitration in Dallas, Texas, before any court remedy is available.

13. Reporting Depends on HCWR's Self-Reporting of Revenue. Because HCWR, not the Company, receives revenue directly from distributors, exhibitors, and platforms, the Company's quarterly reporting to investors is substantially dependent on the accuracy and timeliness of HCWR's own accounting and self-reported figures. While the Agreement provides an annual audit right, that right is limited to once per year on notice, and errors, disputes, or delays in HCWR's reporting could delay or obscure investors' visibility into actual Film performance and repayment status.

Related-Party and Conflict-of-Interest Risks

14. Related-Party Fee to Company Management. The marketing budget includes a monthly fee of at least $7,500 payable to Hope Multiplied LLC (managed by Marc Harper) through the home entertainment release. Because this fee is paid out of the same marketing budget that is

recouped ahead of investor Gross Receipts, every dollar paid under this fee is a dollar recouped before investors see any return. While the Company believes this fee aligns Mr. Harper's incentives with the Film's success, it is a related-party transaction, and Mr. Harper's compensation is not contingent on investor repayment being achieved. Mr. Harper has also previously provided consulting services to Wevidit Media, Inc (dba Good Works) investors should be aware of this prior relationship when evaluating management's other business affiliations.

15. Related-Party Control of Film Exploitation. Nick Vujicic and his ministry are part owners of, and Mr. Vujicic is the Manager of, HCWR — the entity that owns the Film, controls its exploitation, and receives all residual (Tier 2) revenue after investors are repaid. Because HCWR controls the timing, distribution channels, and accounting for Film exploitation, and because HCWR's own return depends on revenue remaining *after* investors are repaid, HCWR's and investors' interests are generally aligned toward maximizing overall Film revenue.

That said, HCWR — not the Company or investors — makes the day-to-day decisions about release strategy, distributor and platform deals, and the pace of exploitation, and HCWR is also the party that determines and reports how revenue is allocated between Issuer-Approved Marketing Costs, Gross Receipts, and other deductions. Investors do not have independent control over these decisions and are relying on HCWR's good-faith performance, together with the contractual protections in the Agreement — including the Company's audit rights, investors' status as third-party beneficiaries, and HCWR's representations regarding no conflicting claims — rather than on any direct investor oversight of HCWR's operations.

16. Advance/Priority Reimbursement of Certain Marketing Contributors. Certain marketing partners — including Nick Vujicic (for the $197,500 in marketing costs he has already advanced) and the Film's producers — may be reimbursed from marketing budget proceeds ahead of other marketing-related disbursements, under arrangements tied to prepaid marketing expenses and upfront contributed effort. While this arrangement reduced the Company's upfront cash needs and reflects value already contributed to the campaign, **it means certain related parties are positioned to be repaid before some other campaign expenses, and this priority reimbursement is itself a component of Issuer-Approved Marketing Costs that gets recouped ahead of investor Gross Receipts.**

17. Contemplated Production Debt / Rights Buyout Financing Is Uncertain and Separate From This Offering. The Company's broader strategy contemplates the possible acquisition or modification of certain rights and agreements related to the Film through a separate, future Regulation D offering. There is no assurance this Regulation D raise will be completed, will be completed on anticipated terms, or will occur at all. **No proceeds of this Regulation CF offering will be used toward that buyout.** If the Regulation D financing does not occur, the Company's distribution strategy, release flexibility, or revenue timing could be adversely affected, and any marketing plans premised on that additional financing may need to be scaled back.

18. Claim Regarding Rights to the Film. Our affiliate may be subject to legal claims regarding ownership of rights to the Film. We have been made aware of a claim against our affiliate from a former contractor for the Film challenging the planned release of the Film. Our affiliate believes the claim is without merit. However, the existence of such claim may delay the release date for the Film, create negative publicity regarding the Film, or, if the claim is successful, reduce the

Film revenues available for payment to the Company under the terms of our marketing agreement. Any of those events would negatively impact the potential financial return for investors in this offering.

General and Structural Risks

19. Illiquidity; No Market for the Securities. The securities offered are non-transferable (except in limited circumstances permitted under Regulation Crowdfunding) and are not, and are not expected to become, listed on any exchange or trading platform. There is no secondary market for these securities, and investors should expect to hold their investment until the Company completes repayment (if any) under the Revenue Waterfall — which, as described above, could take substantially longer than anticipated or may never fully occur.

20. Regulatory and Compliance Risk. Changes in SEC rules applicable to Regulation Crowdfunding offerings, or the Company's failure to comply with applicable requirements (including ongoing annual reporting obligations), could delay this offering, limit the Company's ability to raise or deploy funds as planned, or result in regulatory penalties or enforcement action, any of which could adversely affect the Company's operations and investors' expected returns.

21. Force Majeure and Unforeseen Events. Natural disasters, pandemics, war, acts of terrorism, civil unrest, labor disruptions, or utility and infrastructure failures could disrupt the Company's operations, HCWR's ability to release or exhibit the Film, theater availability, church event logistics, or platform distribution — increasing costs, delaying timelines, and reducing revenue in ways that cannot be fully anticipated or insured against.

22. Forward-Looking Statements. This Form C contains forward-looking statements regarding anticipated release dates, revenue timing, and use of proceeds. These statements are based on management's current expectations and are inherently uncertain. Actual results may differ materially from those anticipated, and investors should not place undue reliance on any projected dates or outcomes described in this Form C.

23. Dilution of Tier 1 Priority by HCWR Third-Party Capital. HCWR has received a $500,000 equity investment from a third party, which shares pari passu, pro rata Tier 1 priority alongside the Crowd Proceeds Participations offered hereby. HCWR retains sole discretion to secure additional similar capital in the future, which would further increase the size of the Tier 1 pool. HCWR may enter into additional similar arrangements with third-party investors in the future, which could further dilute Tier 1 priority beyond the amount currently disclosed. The Company has no ability to consent to, prevent, or otherwise control HCWR's decisions in this regard.

24. Concentration of Revenue in a Related Party. Our principal source of revenue is HCWR, a related party, which creates risks regarding the sustainability of our revenue and the terms on which we transact. The Company's principal source of revenue is derived from HCWR, either from payments by HCWR to coordinate marketing activities for HCWR, or as distributions resulting from our Marketing Services Agreement. HCWR and the Company are under common control, which means that the relationship under which we generate revenues is not the product of an arm's-length negotiation in the same manner as a transaction with an unaffiliated third

party. With any related party relationship, there is a risk that the terms of our agreement with HCWR may not reflect terms we could obtain from, or would offer to, an unrelated party.

USE OF PROCEEDS

The proceeds from this offering will be used by the company for marketing and promotions of the launch and distribution of *No Limbs No Limits: The Nick V Story*. Primarily, the funds will support the theatrical release costs generally known in the industry as the "P&A". This includes key marketing activities, including national media buys, grassroots engagement, and influencer-driven campaigns designed to maximize box office performance, with a contingency allocated for post theatrical distribution like home entertainment and non-theatrical public performance.

The anticipated use of funds is outlined below and aligns with our strategic goal to effectively reach and engage audiences, driving the commercial success of the Film to increase Gross Receipts and enable the Company to pay the Crowd Proceeds Participations.
If the full $1,200,000 Maximum Offering Amount is raised, 100% of net proceeds will be allocated to Issuer Approved Marketing Costs, approximately as follows:

Category	$250K (Target)	$1.2M Raise (Maximum)
Repayment of Existing Indebtedness (Vendor Payables)	$53,087.50	$53,087.50
Theatrical Advertising Costs & Media Buy	$80,112.50	$459,312.50
Digital Marketing & Social Ads	$32,200	$150,700
PR & Publicity Campaigns	$14,100	$94,200
Influencer & Faith Leader Outreach	$7,100	$63,100
Church Engagement Strategy	$21,200	$63,100
Content Creation (DCP, Clips, Trailers)	$29,700	$56,500
Offering Expenses & Platform Fees (to Good Works)	$12,500	$60,000
Post-Theatrical Contingency		$200,000
Total	**$250,000**	**$1,200,000**

Note: “P&A” could include reimbursement for prepaid marketing expenses through a strategic advertising partner or partners providing upfront marketing value and needing reimbursement not to exceed $500K (five hundred thousand USD).

Note: A portion of the Company's existing accounts payable, described in the Indebtedness section above, corresponds to services already rendered in categories reflected in this table, including public relations and theatrical advertising. To the extent this offering does not raise sufficient proceeds to fully fund both repayment of existing indebtedness and the marketing categories above at the amounts shown, the Company intends to address any resulting funding gap through continued offering proceeds and the Company's planned supplemental Regulation D offering.

REGULATORY INFORMATION:

Eligibility

The Company certifies that all of the following statements are true:

• The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.

• The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

• The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports.

• The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

• The Company, or any of its predecessors, have not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, or Regulation CF.

TESTING THE WATERS “Measuring Interest”:

The Company made use of written communication for testing the waters “measuring interest” prior to filing this Offering Statement on Form C. Attached (Exhibit F) is a copy of that web

page and a presentation deck circulated to potential investors.

INVESTING PROCESS:

We are not selling the Crowd Proceeds Participations through commissioned sales agents or underwriters. We will use the website of Good Works Investments, invest.goodworkshub.com, to provide notification of the offering. This Offering Statement will be furnished to prospective investors at invest.goodworkshub.com/nickv via download, 24 hours per day, 7 days per week on the website. Good Works Investments website will be the exclusive means by which prospective investors may subscribe in this Offering.

Upon committing to invest in a Crowd Proceeds Participation, the investor will receive a confirmation of the investor's commitment to invest. After the offering has been live for the required 21-day listing period, the Company will approve or reject the investment commitments through the Intermediary in the order the commitments were received and based on the requirements set forth in the Proceeds Participation Agreement attached hereto as Exhibit A. At that time, the investor will receive another email confirming the investment or identifying a rejection.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors may cancel an investment commitment until 48 hours prior to the deadline(s) identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met by display on the offering page.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5)business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Once the minimum or target amount has been reached, the Issuer may close on the target amount funds and subsequent rolling closes thereafter without changing the overall Offering deadline or closing the full Offering. Issuer will provide the required (5) day notice for each rolling close.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline(s), the funds will be released to the issuer upon each closing and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You may cancel your investment via Good Works Investments through your account by emailing a notice of cancellation to support@goodworkshub.com.

Notifications: Investors may receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

• a change in minimum offering amount,
• change in security price,
• change in management, etc.

If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and their funds will be returned.

Updates

Information regarding updates to the offering can be found at: invest.goodworkshub.com/nickv.

INVESTOR LIMITATIONS IN REGULATION CF – EQUITY CROWDFUNDING:

For a "non-accredited" investor, the limitation on how much you can invest depends on your net worth and annual income.

If *either* your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If *both* your annual income *and* your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

Joint calculation. You can calculate your annual income or net worth by jointly including your spouse's income or assets. It is not necessary that property be held jointly. However, if you do calculate your income or assets jointly with your spouse, each of your crowdfunding investments together cannot exceed the limit that would apply to an individual investor at that annual income or net worth level.

Investment Cap:
While non-accredited individuals cannot invest more than $124,000 aggregate in Regulation Crowdfunding offerings during any 12-month period (regardless of income or net worth), accredited investors (as defined by the SEC, like income exceeding $200K annually, $5 million in assets) do not have an aggregate Reg-CF limitation.

12-Month Lookback:
These limits apply across all Regulation Crowdfunding offerings within the past 12 months on all platforms, not just this one offering or just one platform.

ONGOING REPORTING REQUIREMENTS:

The Company filed an annual report June 26th, 2026 in compliance with Regulation Crowdfunding (Reg CF), Hope Multiplied, LLC is required to file annual reports with the U.S. Securities and Exchange Commission (SEC) and make them publicly available.

Annual Reporting Obligation

The issuer must file a Form C-AR (Annual Report) with the SEC no later than 120 days after the end of each fiscal year. The report will include:
- Updated financial statements (in accordance with applicable tier thresholds)
- Disclosure of material changes
- Information about the business and its financial condition
- Ongoing use of proceeds from the offering

Termination of Reporting Obligation

Hope Multiplied, LLC must continue to comply with the ongoing reporting requirements until:

1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000.

3) it has filed at least three annual reports pursuant to Regulation Crowdfunding.

4) it or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) it liquidates or dissolves its business in accordance with state law.

Where to Access Reports

Annual reports and other disclosures will be available on:
- The SEC's EDGAR database (https://www.sec.gov/edgar/searchedgar/companysearch.html)
- The website for the Issuer: (https://Nickvteam.com/investors
- Or, if applicable, on the issuer’s website: https://invest.goodworkshub.com

EXHIBITS

Exhibit A. Proceeds Participation Agreement

Exhibit B. Issuer Incorporation Docs

Exhibit C. Operating Agreement

Exhibit D. Officer Certification Financials

Exhibit E. Diagrams for Use of Funds and Revenue Waterfalls

Exhibit F. Measuring Interest Collateral